           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                            SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                      Bluestar Enterprises, Inc.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                 None
                            (CUSIP Number)

                          September 30, 2002
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     /    /    Rule 13d-1(c)
     / x  /    Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None.

1.        Names of Reporting Persons:
          William Tay

2.        Check the appropriate box if a member of a group:   (a)
                                                              (b)
3.        SEC use only

4.        Citizenship or place of organization
          United States

5-8.      Sole       Shared   Sole          Shared
          Voting     Voting   Dispositive   Dispositive
          Power      Power    Power         Power
          -------    -------  -------       -------
          150,000             150,000

9&11.     Aggregate amount beneficially owned by each reporting
          person and percent of class.

          Aggregate amount
          Beneficially        Percent
          Owned               of Class
          -------             -------
          150,000             3%

10.       Check box if aggregate amount in #9
          excludes certain shares.
          Not applicable.

12.       Type of reporting Person
          IN

----------------------------------------------------------------------
                             Schedule 13G/a              Part 2, page 1

Item 1 (a)     Name of Issuer:
               Bluestar Enterprises, Inc.

       (b)     Address of Issuer's Principal Executive Offices:
               111 Pendleton Place Cir, Sugar Land, TX 77479

Item 2 (a)     Name of Person Filing:
               William Tay

       (b)     Address of Principal Business or, if none, Residence:
               2000 Hamilton Street, #520, Philadelphia, PA 19130-3883

       (c)     Citizenship:
               United States

       (d)     Title of Class of Securities:
               Common Stock

       (e)     CUSIP Number:
               None

Item 3.        If statement is filed pursuant to
               Rule 13d-1(b) or 13d-2(b) or (c)     Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:           150,000 shares
     (b)       Percent of Class:                    3%
     (c)       Number of Shares as to which
               such person has:
        (i) sole power to vote or to direct the vote      150,000
        (ii) shares power to vote or to direct the vote         0
        (iii) sole power to dispose or to direct the
              disposition of                              150,000
        (iv) shared power to dispose or to direct the
               disposition of                                   0

Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         Not applicable

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security being Reported on By the Parent Holding
         Company
         Not applicable

Item 8.  Identification and Classification of Members
         of the Group
         Not applicable

Item 9.  Notice of Dissolution of Group:
         Not applicable

Item 10. Certification:
         Not applicable

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  By: /s/William Tay
                                  ------------------------------
                                  William Tay
October 1, 2002